FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB APPROVAL OMB Number 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response 0.5
• Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* ORNSTEIN JONATHAN G.	Issuer Name and Ticker or Trading Symbol MESA AIR GROUP, INC. - MESA	6. Relationship of Reporting Person to Issuer (check all applicable) X Director 10% Owner
(Last) (First) (Middle) 410 North 44th Street, Suite 700	3. I.R.S. Identification Number of Reporting Person, if entity (Voluntary)	4. Statement for Month/Year March 6, 2003	X Officer (give title below)	____ Other (specify below)
____CHAIRMAN AND CEO_______
(Street) Phoenix Arizona 85008	5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
MESA Common	65,000	D
MESA Common	3/6/03	P	5,000	A	3.26	166,212	I	By Spouse (4)
MESA Common	6,000	I	By Son (1)
MESA Common	6,000	I	By Daughter (2)
MESA Common	5,000	I	By Mother (3)
MESA Common	40,000	I	By Barlow Management (5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued) Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transac- tion Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4, and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of De- rivative Secu- rity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Bene- Ficial Own- Ership (Instr. 4)
							Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)
Stock Option (Right to Buy)	8.25	6/13/98					(6)	6/13/08	Mesa Common	1,000,000			D
Stock Option (Right to Buy)	6.25	4/1/00					(6)	4/1/10	Mesa Common	112,533			D
Stock Option (Right to Buy)	6.60	1/30/98					1/30/98	1/30/08	Mesa Common	3,000			D
Stock Option (Right to Buy)	6.56	2/2/98					2/2/98	2/2/08	Mesa Common	10,000			D
Stock Option (Right to Buy)	4.04	10/2/01					(6)	10/2/11	Mesa Common	150,000			D
Stock Option (Right to Buy)	5.50	10/17/01					(6)	10/17/11	Mesa Common	66,313			D
Stock Option (Right to Buy)	11.13	4/01/02					(6)	4/01/12	Mesa Common	150,000			D
Stock Option (Right to Buy)	4.90	11/20/02					(6)	11/20/12	Mesa Common	150,000		1,641,846	D

Explanation of Responses:

  These shares are held by Mr. Ornstein as custodian for Jacob Ornstein.

  These shares are held by Mr. Ornstein as custodian for Jessica Ornstein.

  These shares are held by Mr. Ornstein as custodian for Mona Ornstein.

  Mr. Ornstein holds dispositive and voting power with respect to these securities.

  The reporting person disclaims beneficial ownership held by Barlow Management,

  except to the Extent of the reporting persons interest in such entity.

  Exercisable in increments of one-third on each of the first, second, and third anniversaries of the issuance date.

/S/ Jonathan Ornstein 3/10/03

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. **Signature of Reporting Person       Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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